Filed by Sustainable Opportunities Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sustainable Opportunities Acquisition Corp.

Commission File No. 001-39281

STANSBERRY RESEARCH

INTERVIEW WITH GERARD BARRON AND FRANK GIUSTRA

INTERVIEWER: DANIELA CAMBONE

DANIELA CAMBONE:

00:00:10;00	Over the next 30 years the global population is set to expand by 20 billion people. That’s double the population of North, Central, and South America combined. This will put a huge strain on mineral resources we extract from the ground, especially cobalt, nickel, copper, and manganese, all minerals needed for our transition to clean energy.

00:00:29;01	But what’s above the ground is not sufficient. So today we’re talking about mining in a new frontier here on StansberryInvestor.com, and we’re getting to the bottom of it, the ocean bottom, in fact, with The Metals Company, you may have known them before as Deep Green Mining, which is scouring the Pacific Ocean floor for these minerals found in nodules.

00:00:50;10	The nodules grow by absorbing mineral from the sea level. That is my explanation at the most simplistic level. But here to help us out with more information is the CEO Gerard Barron, who joins me today, and Frank Giustra, who is a familiar face and friend to our show.

00:01:07;22	Obviously you know him as a great mining financier and philanthropist involved in-- multiple gold and silver companies above ground, but now he’s getting involved in the ocean. So, we’re going to get his thoughts on it. He is a strategic advisor on the project. So gentlemen welcome both to this very special episode here on Stansberry Investor.

FRANK GIUSTRA:

00:01:27;24	Thanks Daniela, great to be back.

GERARD BARRON:

00:01:29;18	Great to be here.

DANIELA CAMBONE:

00:01:31;10	So Gerard, I hope my explanation was not too simplistic. But basically these minerals that are critical for our cellphones, super computers, electrical vehicles, are found in nodules, as a gift from mother-- from mother nature almost, correct--

GERARD BARRON:

00:01:47;04	Yeah, that’s right. Daniela, it’s-- it’s remarkable. And-- and this is what they’re like, they’re like-- golf balls just laid on the ocean floor. And-- and it just so happens that they contain all the metals we need to power the green transition.

00:02:04;13	And it’s literally, people have described them as an EV battery in a rock. And so at a time when we’re going through this, you know, growth and demand for metals, to have-- a supply of them that can-- can be produced at a much lower impact environmentally and socially compared to land-based, is-- is a wonderful thing for society.

DANIELA CAMBONE:

00:02:28;14	Now, this is a huge operation that’s involved in scouring the ocean floor. So I wanna know the-- the story, right, of how-- of-- of how you-- you-- you started this, Gerard, and how you connected with Frank Giustra, who’s a legend in the mining world in Canada, and how you convinced Frank to get involved in this.

GERARD BARRON:

00:02:49;06	Well, it dates back more than a decade ago when we started the company. And originally I was a financial backer, because I-- I’ve spent my entire life and university days building companies, and I’ve been lucky enough to build some great ones.

00:03:03;22	And I’ve always been an active investor. And I was fascinated to know that the oceans were filled with metals. And so I-- it was obvious for me to invest in this idea. And then as I became more and more aware that the existential crisis that climate change represented, I started to realize that while fossil fuels are bad, we know that, but are metals any better?

00:03:28;24	And if we’re going to increase production of them or extraction of them exponentially, then what’s that going to do for the environment? So I-- I really started to dig in there. And then I realized that actually while we had an amazing opportunity, we needed to change the way we were approaching the problem.

00:03:45;24	Because we had to go about earning the social license to do that. And so, in 2017, I made some changes. I-- I mixed the board up-- I stepped in as the chairman and CEO. And I met Frank-- at-- at his house. I was in Los Angeles at the time, and someone said, “Hey, you should meet Frank Giustra.”

00:04:07;04	I said, “Well, I’ve heard all about Frank.” And-- they said, “Well, he’s got-- he’s got-- a charity gathering at his house, you should go and donate some money and talk to him.” And I said, “I’m on the next plane.” And so I did.

00:04:19;24	And I kind of had Frank at, “Hello, Ocean Metals.” And he was like, “I’ve studied this for ten years, what are you talking about?” And I said, “Well, I’ve-- in that case, it should be a short conversation.” And-- and we met the next day in his office, and we-- we plotted a path where he would get involved and help me develop this amazing company to where it is today.

DANIELA CAMBONE:

00:04:43;00	Wow, so-- so Frank, let me get your perspective on it. Because like I said, you’ve made a name for yourself above ground with, you know, multiple successful ventures. What, you know, what fascinated you towards the ocean floor, and towards what you’re now calling, this will be the greatest revolutionary thing to ever happen to mining?

PG. 2

FRANK GIUSTRA:

00:05:00;21	Well, when I met Gerard four years ago, I had spent the last, previous ten years trying to secure some licenses near the Cook Islands. Same-- same stuff. It was the nodules. And we spent literally years learning how these nodules worked and trying to get-- that never worked out.

00:05:20;13	But through that process, I had to learn a lot about these seabed nodules. And so when Gerard walked into my house four years ago, I was very familiar with what it was he was talking about. And I did say to my partners back then, “This can possibly can be the biggest mining deal we’ve ever done, ever.

00:05:42;04	“But it’s gonna take a lotta de-risking, and we’re gonna have to keep it private for quite a while.” And Gerard has done exactly that. He spent about-- we raised, previous to this last raise that he did on the pipe, we already spent $160 million advancing this project and de-risking it.

00:05:57;10	And the reason it was so important to me was because, you know, eight years ago I bought a Tesla. And I will never, ever go back to a combustion engine. I mean, it just doesn’t make any sense on so many levels, most importantly, the environment.

00:06:14;04	And, you know, my kids praised me for it, and I think it’s something, you know, the world has to electrify. This planet depends on electrifying. It is an existential threat, climate change, and if you don’t believe that, I think-- you know, I-- I think that that’s something that we all have to come to terms with. So I when I saw this I thought, “This is gonna be fantastic. But it’s got some risk attached.” And we did de-risk it.

DANIELA CAMBONE:

00:06:40;06	So that, that’s what I wanna hear, if you could help educate me at least a bit on this. Because, you know, we wanna mine above ground. You buy the-- you buy the plot of land, okay, it’s now mine, I get to mine it. Okay. But the ocean, right, from what-- the research I’ve been doing, is regulated by some, you know, some obscure branch belonging to the United Nations. Or, you know, how do you stake a claim on the ocean floor, claim it belonging to the company? How does that work?

GERARD BARRON:

00:07:07;22	Yeah. Well, firstly, we’re operating in what’s known as high seas. And the high seas are regulated by the International Seabed Authority. And that was all agreed back in 1982 by something called UNCLOS. It stands for the United Nations Convention of the Law of the Sea.

00:07:25;22	And basically it says, as a sovereign, you own everything within 12 miles of your coast. You have an economic right to everything within 200 miles, but beyond that, it’s not yours. It’s going to be governed by the International Seabed Authority.

00:07:39;19	And it’s going to be deemed the common heritage of mankind. And so basically the ISA is made up of 167 member states, plus the European Union. And if you’re a member of the ISA or sponsored by a member, then you can apply for anywhere in international waters.

00:07:59;22	But there’s no point applying where there is nothing. I mean, these nodules were first discovered back in the 1870s. And so there’s one area of focus in all of the 360 million square kilometers of ocean, there’s only one little area of focus.

00:08:15;02	And it’s about 1,000 miles off the coast of Mexico. So we applied for our first piece of area and were granted it in 2011, and then our second in 2012, and then 2015. And so we hold the license with the International Seabed Authority.

00:08:34;13	And then we had a sponsorship agreement with our developing nation. And for them it’s great, because it provides royalties for them once we’re in production. We also provide job opportunities, educational opportunities, and it really allows the developing nation to participate in this important asset that can go towards helping solve one of the biggest threats to the oceans, and that is climate change, global warming. And so, it’s got a very nice angle.

DANIELA CAMBONE:

00:09:04;24	When you say it’s a specific area, can these nodules only grow in or be born in certain parts of an ocean, types of water? Does it depend, or can it be anywhere?

PG. 3

GERARD BARRON:

00:09:17;13	Well, no. You need a certain amount of pressure. You need a certain amount of depth. And then the nodules that are so precious are off the coast of Mexico. And if you look to the right, you have the Rockies and the Andes. And many millions of years ago, through volcanogenic explosion and erosion, all of the metal tops ended up in the Pacific Ocean.

00:09:40;17	And they settled in this one area. So these nodules are also found in the North Sea, but they’re not worth picking up, because they have no nickel and no copper. And, you know, lucky I met Frank, because the nodules in the Cooks don’t have as much nickel or copper either. And so, this is the area of interest. And yeah, so, we’re busy getting ready to start extracting them.

DANIELA CAMBONE:

00:10:03;11	Well, and we’ll get to the phase you’re in in a bit. But, you know, I just want to understand or give some context to to our viewers. You know, how much mineral do you think is lying underneath?

GERARD BARRON:

00:10:15;21	Well, firstly, they lie on the ocean floor. So, one of the great things is, if this were a land-based deposit, we’d be drilling thousands of holes, trying to imagine what the shape of this body was. But we don’t have to do that. We get to take pictures, and to survey it with-- sonar and other survey techniques.

00:10:38;03	And so we now have-- around 178,000 square kilometers of bathymetric survey data of our license areas. And-- that means we have really fine resolution. And so, we know that on our two licenses, that we’ve defined the resource.

00:10:56;24	We’re a Canadian company, so we’re compliant with the 43-101 standard. We had 1.6 billion tons of these nodules on two of our blocks. And that’s enough to build around 280 million mid-sized EV batteries. So it’s really big. But there’s more there as well. So this is a big resource.

DANIELA CAMBONE:

00:11:19;19	And, you know, we know what the all-in sustaining costs are when you’re extracting, you know, gold or silver from a mine, Frank. But, you know, what kind of expenses, I mean, it looks like a huge undertaking, what’s involved. So can you give us a glimpse of, you know, the costs surrounding-- this type of undertaking?

GERARD BARRON:

00:11:42;24	Yeah, absolutely. Well, almost 50% of the revenue comes from the nickel contained in here. So, we think of it as a nickel deposit. And because of the very high grade, we are able to operate in the bottom quartile of the cost curve, so that’s the best way to understand it.

00:12:01;24	And in fact, if you want to put it all into nickel equivalent, our resources are around 3.2% nickel equivalent. So it’s really high grade. So many of the technical challenges of extracting these nodules were solved about 50 years ago, because before UNCLOS was agreed, there was a lot of activity in this area.

00:12:23;09	There were four different consortia, Lockheed Martin were involved, Shell, BP, Mitsubishi, because this is where they were going to get their future metals from. And they’d finished their trials, they’d solved the technical issues. Kannecott, now part of Rio Tinto, had built the onshore refining plant.

00:12:43;04	And then they wanted to move into commercial production. So they thought, “Who do we ask?” And so they went to the United Nations. And it was the United Nations that stopped them. They said, “Hang on, we haven’t agreed who owns the oceans yet.”

00:12:55;17	And so they had to all stop. But the good news is, 50 years ago, they solved these technical challenges. And obviously with the development of the offshore oil and gas industry, and cable laying, and pipe laying, the technology has advanced significantly.

00:13:11;18	And I guess from our perspective, that takes away one of the big risks. And so the economics are very attractive, because of the very high grade. And,you know, I was visiting a platinum mine in South Africa a couple of years ago.

00:13:27;24	And, you know, as we were going down the shaft, you know, they’d been building it for five years. They still had another two years to go. I mean, we go out, we sail on out there, we drop our shaft in 24 hours. It’s called a riser pipe. And so ocean resources come with a lot of advantages over land-based as well. And not needing a lot of fixed infrastructure is one of those advantages.

PG. 4

DANIELA CAMBONE:

00:13:54;06	And you will go into production in 2024? Is that correct?

GERARD BARRON:

00:13:59;24	That’s the goal, yes.

DANIELA CAMBONE:

00:14:00;24	That’s the goal. You know, Frank, I know you consider yourself an environmentalist, a proud environmentalist. You just started Million Gardens Movement. You’re a lover of nature. And, you know, often we hear the feedback that mining is not-- you know, and rightfully so, is not a clean industry. I mean, obviously it’s made great strides. So one of the aspects that often comes up is, you know, will the ocean floor be disrupted with deep sea mining?

FRANK GIUSTRA:

00:14:31;11	Yeah. Well, you know-- in all honesty, Gerard can go into a lot more detail if you like, but we have literally spent tens of millions of dollars on just the environmental studies here. We both feel this-- it’s really important that we do this right, you know, with minimal disturbance to the environment.

00:14:49;12	There’s very little life at that at the bottom of the ocean, at four, whatever it is, 4,000 meters, very little life. But there is life, and you have to be cognizant of it, and you have to respect it. And we decided at the beginning, at the outset of this, that we were going to do this right and spend a lot of money to make sure there’s as little criticism as possible.

00:15:07;08	There’s always going to be a disturbance of the environment but we feel when you put this side by side with terrestrial mining, there’s not even a comparison. You don’t have toxic waste dumps. You don’t have deforestation. You don’t have child labor issues.

00:15:21;03	All the stuff that you kind of find in places like DRC or Indonesia, we, you know, we don’t have those problems. These nodules are almost pure metal, with the exception of the silica content, which is sand. Pure metal. So we harvest these things, and then just process them.

00:15:38;01	And, you know, I honestly think that-- that we cannot afford not to harvest these metals. You know, they’ve been sitting patiently on the ocean floor for half a billion years, just waiting to be harvested-- just like ripe fruit.

DANIELA CAMBONE:

00:15:55;23	Incredible, incredible--

GERARD BARRON:

00:15:56;14	and at the oversimplifying it, the concept is very simple. And that is-- I will simplify. But think of a very sophisticated, high-tech Hoover at the bottom of the ocean, just sucking up these rocks off the sand. That’s what it is. And obviously it’s a lot more complex than that, but that’s the process, with very little disturbance to the surrounding environment.

PG. 5

DANIELA CAMBONE:

00:16:19;06	So Frank, for you, do you is this the new the next frontier? Do you think we’re going to, you know, you’re obviously the first doing this. But do you think we’ll see more and more companies starting to look at developing the ocean floors?

FRANK GIUSTRA:

00:16:33;19	Well we own, the licenses we own are obviously privately owned. Our-- you knowThe Metals Company. Most of the other licenses are owned by governments, okay? And so China, there’s Korea, Japan, numerous other countries own the licenses.

00:16:49;12	We are, I think, the only, maybe there are two-- maybe there’s another private company. But I think we’re the only private company that has these licenses. And these metals are going to be be-- you cannot electrify the world at the rate that is being talked about without accessing these metals.

00:17:06;02	It’s impossible. Every electric vehicle has around 85 kilograms of copper and about 56 kilograms of nickel and seven kilograms of cobalt and seven kilograms of manganese. That’s all the metals that are in these nodules. You need them. That nickel supply is not readily available on land.

00:17:25;13	So what we think we’ve got here, and I hate using exaggerated, using hyperbole, but you know, Elon Musk started electric vehicle revolution, we’re starting the battery metals revolution. This is what we’re doing. And I think it is going to be the future of mining, with respect to battery metals.

DANIELA CAMBONE:

00:17:46;07	And Gerard, the company-- recently announced its plans to go public with a $2.9 billion-- SPAC, trading under-- ticker symbol SOAC, eventually it will be TMC. So tell us about it.

GERARD BARRON:

00:18:00;19	Yeah, yes. We announced on March 4 the amalgamation with-- SOAC, and yeah, it’s an exciting development for us, because it means we also raise around $570 million. And that provides us enough capital to get into first production.

00:18:23;09	And so I think investors were always worried about, you know, will you get enough money to be able to get production started? And this capital raise gives us sufficient capital to make first production. So it’s a very important milestone for us.

00:18:40;02	And we’re also excited about the public stage, that being a public company will present. Because this is a really important story. And it’s hard to be heard as a private company. And so it’s the right time.

00:18:55;08	It wouldn’t have been the right time before now, because we’ve made so much progress, we have so much visibility with regards to our onshore, our offshore, our environmental work program. And of course, people believe more about the green transition, the uptake of EVs now than they ever, ever did. And so it appears that, you know, we’ve got the timing pretty okay on this one.

PG. 6

DANIELA CAMBONE:

00:19:19;24	Yeah, absolutely--

GERARD BARRON:

00:19:20;09	I’m really excited about building a category around low impact ocean metals, because I think we’re moving into a period where people are starting to care about the provenance of the materials that go to make these batteries. It’s like, where did it come from? What was the impact?

00:19:39;07	And, you know, if you look at where nickel growth is forecast to come from, it’s Indonesia. But unfortunately, the nickel there is in the form of nickel laterites. And they’re our carbon sinks. You know, they’re rain forests. And so we’re destroying these carbon sinks.

00:19:54;23	We’re generating horrible tailings and horrible waste streams. And when there’s a much more efficient way. And we can compress those impacts just on a CO2 level by more than 90% when you build an EV battery cathode was our metals compared to land-based. And I think that’s going to count in the future. And people are going to want to know these numbers.

DANIELA CAMBONE:

00:20:17;11	This is-- it’s just incredible stuff. So thank you so much for educating me and all the viewers today, Gerard. And best of luck with this venture.

GERARD BARRON:

00:20:25;06	Thank you.

DANIELA CAMBONE:

00:20:25;21	Frank, this is-- nothing surprises me anymore from you. You know, the fact that you’re involved in this, you’re always, like, thinking the next level, the next thing, so.

FRANK GIUSTRA:

00:20:36;05	Yes. Well, you know, it is important. So, you know, I really believe what I’m saying. I mean, Ilike I said, I own a Tesla. I will never go back. I think everybody should go out and buy an electric vehicle, and invest inin The Metals Company. I think this is the future of our planet that’s at stake. And, you know and we’re going to also do very well by it, so that’s important too.

DANIELA CAMBONE:

00:20:57;22	Well, best of luck with it, and keep us posted. Thank you so much. Thank you both.

FRANK GIUSTRA:

00:21:02;07	It was a pleasure, thank you for having us.

DANIELA CAMBONE:

00:21:03;24	And thank you for watching this very special edition of StansberryInvestor.com. Remember to share us where you watch us. In the meantime keep staying tuned, we have a lot more great content for you. Thanks for watching, I’m Daniela Cambone.

* * *END OF TRANSCRIPT* * *

PG. 7

Additional Information

This communication is being made in respect of a proposed business combination transaction contemplated by the business combination agreement (the “Business Combination Agreement”), dated as of March 4, 2021, by and among Sustainable Opportunities Acquisition Corp. (“SOAC”), 1291924 B.C. Unlimited Liability Company, an unlimited liability company existing under the laws of British Columbia, Canada, and DeepGreen Metals Inc., a company existing under the laws of British Columbia, Canada (the “Company” or “DeepGreen”) and other concurrent agreements related thereto (together, the “Business Combination”). In connection with the proposed Business Combination, SOAC intends to file with the U.S. Securities and Exchange Commission’s (“SEC”) a Registration Statement on Form S-4, including a preliminary proxy statement/prospectus and a definitive proxy statement/prospectus with the SEC. SOAC’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus as well as other documents filed with the SEC in connection with the proposed Business Combination, as these materials will contain important information about DeepGreen, SOAC, and the proposed Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to shareholders of SOAC as of a record date to be established for voting on the proposed Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Investors@soa-corp.com.

Participants in the Solicitation

SOAC and its directors and executive officers may be deemed participants in the solicitation of proxies from SOAC’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in SOAC will be included in the proxy statement/prospectus for the proposed Business Combination and be available at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed Business Combination when available.

DeepGreen and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of SOAC in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination will be included in the proxy statement/prospectus for the proposed Business Combination.

Forward Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, without limitation, SOAC and DeepGreen’s expectations with respect to future performance, development of its estimated resources of battery metals, potential regulatory approvals, and anticipated financial impacts and other effects of the proposed Business Combination, the satisfaction of the closing conditions to the proposed Business Combination, the timing of the completion of the proposed Business Combination, and the size and potential growth of current or future markets for the combined company’s supply of battery metals. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside SOAC’s and DeepGreen’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the occurrence of any event, change, or other circumstances that could give rise to the termination of the Business Combination Agreement; the outcome of any legal proceedings that may be instituted against SOAC and DeepGreen following the announcement of the Business Combination Agreement and the transactions contemplated therein; the inability to complete the proposed Business Combination, including due to failure to obtain approval of the shareholders of SOAC and DeepGreen, certain regulatory approvals, or satisfy other conditions to closing in the Business Combination Agreement; the occurrence of any event, change, or other circumstance that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transaction to fail to close; the impact of COVID-19 on DeepGreen’s business and/or the ability of the parties to complete the proposed Business Combination; the inability to obtain or maintain the listing of the combined company’s shares on NYSE or Nasdaq following the proposed Business Combination; the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, the commercial and technical feasibility of seafloor polymetallic nodule mining and processing; the supply and demand for battery metals; the future prices of battery metals; the timing and content of ISA’s exploitation regulations that will create the legal and technical framework for exploitation of polymetallic nodules in the Clarion Clipperton Zone; government regulation of deep seabed mining operations and changes in mining laws and regulations; environmental risks; the timing and amount of estimated future production, costs of production, capital expenditures and requirements for additional capital; cash flow provided by operating activities; unanticipated reclamation expenses; claims and limitations on insurance coverage; the uncertainty in mineral resource estimates; the uncertainty in geological, hydrological, metallurgical and geotechnical studies and opinions; infrastructure risks; and dependence on key management personnel and executive officers; and other risks and uncertainties indicated from time to time in the final prospectus of SOAC for its initial public offering and the proxy statement/prospectus relating to the proposed Business Combination, including those under “Risk Factors” therein, and in SOAC’s other filings with the SEC. SOAC and DeepGreen caution that the foregoing list of factors is not exclusive. SOAC and DeepGreen caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. SOAC and DeepGreen do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.